SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 2)*

                            Westmoreland Coal Company
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  960878106
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                September 21, 2000
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                        (Continued on following pages)

                           (Page 1 of 12 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 960878106                 13D                    Page 2 of 12 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   PF
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                549,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                650,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                549,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                650,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                650,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                9.19%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 960878106                 13D                    Page 3 of 12 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Tontine Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________

     (4)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (5)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________
NUMBER OF     (6)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (7)  SHARED VOTING POWER
                                                66,700
OWNED BY       ___________________________________________________________

EACH           (8)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (9) SHARED DISPOSITIVE POWER
                                                66,700
_____________________________________________________________________________
     (10)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                66,700
_____________________________________________________________________________
     (11)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (12)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                .94%
_____________________________________________________________________________
     (13)    TYPE OF REPORTING PERSON **
                                                 		CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 960878106                 13D                    Page 4 of 12 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Tontine Management, LLC
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________

     (4)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (5)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________
NUMBER OF     (6)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (7)  SHARED VOTING POWER
                                                66,700
OWNED BY       ___________________________________________________________

EACH           (8)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (9) SHARED DISPOSITIVE POWER
                                                66,700
_____________________________________________________________________________
     (10)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                66,700
_____________________________________________________________________________
     (11)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (12)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                .94%
_____________________________________________________________________________
     (13)    TYPE OF REPORTING PERSON **
                                                 		CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 960878106                 13D                    Page 5 of 12 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                              Tontine Overseas Associates, LLC
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________

     (4)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (5)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________
NUMBER OF     (6)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (7)  SHARED VOTING POWER
                                                34,300
OWNED BY       ___________________________________________________________

EACH           (8)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (9) SHARED DISPOSITIVE POWER
                                                34,300
_____________________________________________________________________________
     (10)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                34,300
_____________________________________________________________________________
     (11)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (12)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                .49%
_____________________________________________________________________________
     (13)    TYPE OF REPORTING PERSON **
                                                 CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 960878106                 13D                    Page 6 of 12 Pages

Item 1.     Security and Issuer.

     The Schedule 13D filed on March 26, 1999 by Jeffrey L. Gendell, as amended by Amendment No. 1 filed on July 12, 2000(the "Schedule 13D") relating to the common stock, $2.50 par value (the "Common Stock") of Westmoreland Coal Company (the "Company")is hereby amended further by this Amendment No. 2 to the
Schedule 13D. The Company's principal executive offices are located at 14th Floor, 2 North Cascade Avenue, Colorado Springs, Colorado 80903.

Item 2.     Identity and Background

The principal business address for the following reporting persons is 200 Park Avenue, Suite 3900, New York, New York 10166:

(i)	Jeffrey L. Gendell is a citizen of the United States.

(ii)	Tontine Partners, L.P. is a limited partnership organized under the laws of the State of Delaware.

(iii)	Tontine Management, L.L.C. is a limited liability company organized under the laws of the State of Delaware.

(iv)	Tontine Overseas Associates, LLC is a limited liability company organized under the laws of the State of Delaware.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Mr. Gendell is approximately $2,061,499. The shares of Common Stock owned directly by Mr. Gendell were purchased with personal funds and on margin. Mr. Gendell's margin transactions are with ING Baring Furman Selz, LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by Mr. Gendell may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Mr. Gendell. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Tontine Partners, L.P. and which are also attributable to Tontine Management, LLC, is approximately $324,209.

The net investment cost (including commissions, if any) of the shares of Common Stock owned directly by Tontine Overseas Fund but are attributable to Tontine Overseas Associates, LLC is approximately $166,139.


*************************

Item 5.     Interest in Securities of the Issuer.

A. Jeffrey L. Gendell.
              (a) Aggregate number of shares beneficially owned: 650,000
                         Percentage: 9.19%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 7,069,663 shares of Common Stock issued and outstanding as of August 1, 2000 as reflected in the Company's Form 10-Q for the quarterly period ending June 30, 2000. Mr. Gendell's aforementioned beneficial ownership includes 15,000 shares of Common
CUSIP No. 960878106                 13D                    Page 7 of 12 Pages

Stock which were purchased via a self-directed Individual Retirement Account. Also included in the shares mentioned above are 66,700 shares of Common Stock directly owned by Tontine Partners, L.P. (attributable to Tontine Management,
LLC) and 34,300 shares of Common Stock directly owned by Tontine Overseas Fund Ltd. (attributable to Tontine Overseas Associates, LLC). Mr. Gendell has the power to vote and dispose of the shares of Common Stock owned by both Tontine Partners, L.P. and Tontine Overseas Fund Ltd and, accordingly, may be deemed the "beneficial owner" of such shares.
              (b) 1. Sole power to vote or direct vote: 549,000
                  2. Shared power to vote or direct vote: 650,000
                  3. Sole power to dispose or direct the disposition: 549,000
                  4. Shared power to dispose or direct the disposition: 650,000
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions, which were all on the open market, in the Common Stock since the filing of Amendment No. 1 to the
Schedule 13D on July 12, 2000, are set forth in Schedule A and are incorporated by reference.
              (d) Not Applicable
(e) Not Applicable.

B. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 66,700
                         Percentage: .94%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 66,700
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 66,700
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions, which were all on the open market, in the Common Stock since the filing of Amendment No. 1 to the
Schedule 13D on July 12, 2000, are set forth in Schedule B and are incorporated by reference.
              (d) Not Applicable
(e) 	Not Applicable.

C. Tontine Management, LLC
              (a) Aggregate number of shares beneficially owned (but directly owned by Tontine Partners, L.P.): 66,700
                         Percentage: .94%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 66,700
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 66,700
              (c) See Schedule B.
              (d) Not Applicable
(e) 	Not Applicable.

B. Tontine Overseas Associates, LLC
              (a) Aggregate number of shares beneficially owned (but directly owned by Tontine Overseas Fund, Ltd.): 34,300
                         Percentage: .49%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 34,300
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 34,300
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions, which were all on the open market, in the Common Stock since the filing of Amendment No. 1 to the
Schedule 13D on July 12, 2000, are set forth in Schedule C and are incorporated
CUSIP No. 960878106                 13D                    Page 8 of 12 Pages

by reference.
(d) Not Applicable
(e) 	Not Applicable.





(Remainder of page intentionally left blank)


CUSIP No. 960878106                 13D                    Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  September 26, 2000

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell,
individually and for Tontine Partners,
L.P., Tontine Overseas Fund Ltd, Tontine
Management, L.L.C. and Tontine Overseas
Associates, LLC.



































CUSIP No. 960878106                 13D                    Page 10 of 12 Pages

                                  Schedule A

                               JEFFREY L. GENDELL

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)


7/13/00                           6,000                    $3.17

7/18/00                          20,000                    $3.29

8/24/00                          10,000                    $3.47



CUSIP No. 960878106                 13D                    Page 11 of 12 Pages

                                  Schedule B

                               TONTINE PARTNERS, L.P.*

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)


9/18/00                          23,100                    $4.93

9/21/00                          12,000                    $4.69

9/22/00                           9,600                    $4.79

9/25/00                          10,000                    $4.91

9/26/00                          12,000                    $4.91

*These shares are also attributable to Tontine Management, L.L.C.


CUSIP No. 960878106                 13D                    Page 12 of 12 Pages

                                  Schedule C

TONTINE OVERSEAS ASSOCIATES, L.L.C**
                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)


9/18/00                          11,900                    $4.93

9/21/00                           8,000                    $4.69

9/22/00                           6,400                    $4.79

9/26/00                           8,000                    $4.91


** These shares are directly owned by Tontine Overseas Fund, Ltd.



2021318.1